MAIL STOP 0511

									October 22, 2004

Mr. Ronald Mercier, President
M.E.R. Corporation
2400, 10303 Jasper Avenue
Edmonton, Alberta T5J 3T8
CANADA

Re:	M.E.R. Corporation
Registration Statement on Form SB-2
File No. 333-119223
Filed September 23, 2004

Dear Mr. Mercier,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Prospectus Cover Page

2. Please revise the first sentence to clearly state that there is currently no market for your securities.

3. You point to page 9 for risk factors.  Risk factors begin on page
5.  Please revise.

4. Please revise the last sentence of the first paragraph to indicate that another requirement of release of funds from escrow is the consummation of the acquisition. See Rule 419(e)(3)(ii) of Regulation C.

5. The prospectus cover page should be limited to the information required by Item 501 of Regulation S-B. Therefore, please remove the second and third paragraphs.

6. We note the disclosure in footnote one that offering costs will be paid out of pre-offering working capital. Please explain this statement in light of the financial statements, which indicate there were no assets as of August 31, 2004. Also, reconcile the offering expenses in footnote one with the table on page II-2.


Inside Front and Outside Back Cover Pages of Prospectus

7. Provide the legend required by Item 502(b) of Regulation S-B. Indicate that the dealer`s prospectus delivery obligation shall not terminate until 90 days after the date funds and securities are released from the escrow account. See Rule 174(g) of the Securities Act.

Table of Contents page 2

8. Please delete or revise the statement "The information in this prospectus may be accurate only on the date of this prospectus." All information in the prospectus must be correct upon effectiveness. You are also required to file amendments to the registration statement to reflect any fundamental change in the registration statement, disclose additional or changed material information about the plan of distribution and update the financial information according to Section 10(a)(3) of the Securities Act.

Prospectus Summary, page 3

The Company

9. Please include the telephone number of the principal executive offices, as required by Item 503(b) of Regulation S-B.

Offering

10. Please revise your document throughout to state that, pursuant to Rule 419, the securities and proceeds of this offering may be released from escrow only upon the closing of an acquisition representing at least 80 percent of the maximum offering proceeds, the filing and effectiveness of the post-effective amendment, and the re-confirmation of a sufficient number of purchasers in the investment. See Rule 419(e) of Regulation C.

11. Please summarize the terms of the escrow, including the name of the escrow agent.

12. Please clarify to state that the proceeds shall not remain in escrow for more than 18 months after the effective date of the initial registration statement.

Use of Proceeds

13. The prospectus summary should merely provide an overview of the business of the company, the offering, and your financial information. More detailed information, such as the use of proceeds should be moved elsewhere in the prospectus.

Risk Factors, page 5

14. Please revise the beginning paragraph in order to clarify that this section includes all of the known material risks in the offering.

15. To the extent possible, avoid the generic conclusion you make in several of your risk factors that that the risk discussed would have affect your ability to merge with or acquire a business or would negatively impact or have an adverse impact on your business. Instead, replace this language with specific disclosure of how your business would be affected. See risk factors 1, 5, 6, 9, 11, and 12.

16. The statement in the first risk factor that your operations "are subject to all the risks inherent in the establishment of a new business enterprise" is a generic statement. Please revise the risk factor narrative to specifically discuss the risk to the company and/or investors.

17. Please revise the subheading and narrative of risk factor two in order to specify the particular risk to the company and/or investors contemplated, especially in light of Rule 419`s requirement to file a post-effective amendment when an acquisition target is identified and the subsequent right of purchasers to be afforded the right to confirm their election to remain investors in the company or have their funds returned.

18. Please revise the discussion of risk factor six in order to clarify Rule 419`s requirement to file a post-effective amendment when an acquisition target is identified and the subsequent right of purchasers to be afforded the right to confirm their election to remain investors in the company or have their funds returned.

19. We note you state in risk factor seven that Rule 419 of Regulation C generally requires that "if the money is returned to the investors they will not be receiving interest on their funds." We direct your attention to Rule 419(b)(2)(iii) that deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities. Please revise your disclosure throughout the prospectus to comply with Rule 419.

20. You should avoid using legal jargon in the prospectus. Please revise the discussion under risk factor seven in plain English. Also, revise the subheading to focus on the risk discussed in the narrative.

21. Please revise the eighth risk factor subheading to specifically address your independent auditor`s substantial doubt about your ability to continue as a going concern in the discussion. Also, the discussion in the narrative regarding later return of funds during the reconfirmation process should be relocated to the seventh risk factor.

22. You state in risk factor 8, "[t]hese requirements will significantly increase our time and costs of doing business." We do not understand how this statement ties into the discussion in risk factor 8. Please explain or revise.


23. The ninth risk factor merely states your opinion that you believe you will not be subject to the Investment Company Act. Therefore, it does not discuss a material risk. The risk factors section should highlight only material risks and omit non-material risk considerations. Either revise the risk factor to state the material risk to investors or remove the discussion entirely.

24. Please revise the tenth risk factor to discuss the "certain" tax consequences in your business. Also, clearly state the risk to investors in the subheading.

25. Please explain the reference in the eleventh risk factor subheading to financing your "growth" during the 18 month "offering period." Please clarify the growth to which you refer and the reference to the offering period as 18 months.

26. Please reconcile your statement in risk factor eleven that operations and other capital needs will be "nominal" over the next 18 months with the discussion contained in the "Description of Business" section, where it is stated that the company will "incur significant legal fees and expenses in connection with the acquisition or merger of an operating business."

27. It is unclear how risk factor eleven applies to you since you state that Mr. Mercier will provide funds required to keep you in good standing with regulators and you do not have any plans for business operations. Disclose whether Mr. Mercier is legally obligated to provide the funds.

28. We note risk factor 13, relating to potential conflicts. Please disclose how such future conflicts will be resolved, including whether there is a written policy covering such situations.

29. If Mr. Mercier has had no experience in blank check companies, please disclose this as a material risk.

30. Please revise the twelfth risk factor to indicate the risk associated with the deposit of the securities and proceeds of this offering in escrow.

31. We do not understand how risk factor 14 constitutes as a material risk to investors since you will return the escrowed funds to investors if the merger or acquisition will not be closed. Please remove. Please also explain the difference in risk contemplated, if any, by risk factor fourteen in comparison to risk factor twelve in light of the protective provisions afforded to investors under Rule 419.

32. We do not understand how the matter addressed in risk factor 15 constitutes as a material risk to investors. Consider relocating to the plan of distribution section.


33. Please add a risk factor discussing the limited number of states in which the offering may be sold and the impact this may have on the company`s ability to successfully sell this offering.

34. Please add a risk factor addressing the restrictions on trading in securities held in the escrow account and the lack of a market for your securities.

Use of Proceeds, page 10

35. Please reconcile the statement that estimated offering expenses will be paid out of pre-offering working capital with the disclosure in "Selected Financial Data" stating that the company has no amount of working capital as of August 31, 2004.

36. Please state whether you intend to request release from escrow of the 10% of funds allowed by Rule 419.

37. Please state how the net proceeds of the offering will be used, indicating the amount to be used for each purpose. If all or a substantial part of the proceeds are not allocated for a specific purpose, so state and discuss the principal reason for the offering. See Instruction 2 to Item 504 of Regulation S-B.

Determination of Offering Price, page 10

38. Please revise the statement, "[t]he offering price . . . was determined based upon the amount of funds needed by M.E.R. to start-up the business . . .."  This may be confusing to the investors because you are a blank check company and you have no business.

Dividend, page 11

39. Please combine this section with the disclosure of the same title on page 23 and reconcile the differing accounts with respect to the declaration of future dividends.

Description of Business, page 12

40. The term "blind pool" is used to describe situations in which investors are aware of the general category of activities which may be undertaken by a fund manager, but the specific investment vehicle is not known. In this case, potential investors have no idea as to even the general category of business opportunity to be pursued by Mr. Mercier, much less any specific opportunity. Please remove the reference to a "blind pool" and instead refer to this offering as a blank check offering.

41. Please explain the basis for Mr. Mercier`s belief that you "will offer owners of operating businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering of securities" or else remove.

42. Please clarify, if true, that Mr. Mercier will pay for the significant legal fees and expenses listed on page 12 in connection with the acquisitions.

43. We direct your attention to the paragraph beginning,
"[c]ompensation may be paid or profit transaction may occur . . .."
Please disclose the approximate amount of these fees and disclose who will pay for these expenses.

44. In light of the fact that you are a self-described blank check company, "and conduct no operations other than seeking a suitable merger or acquisition candidate," please explain the possible "curtailment of service" you foresee under the heading "Costs and Effects of Compliance with Environmental Laws and Regulations."

45. Please disclose the competitive business conditions and your competitive position in the industry, as required by Item 101(b)(4) of Regulation S-B.

46. Disclose whether or not you may acquire or merge with a business or company in which your promoter, officer, director, or his affiliates or associates directly or indirectly have an ownership interest. Please consider and disclose whether or not existing corporate policy permits such transactions. All potential pecuniary benefits to these persons should be disclosed, along with the identification of potential acquisition targets if known. If corporate policy does not permit such related party transactions, explain the basis for such policy, whether it be a corporation bylaw, a board or shareholder resolution, or an agreement or understanding among management. Further, add disclosure as to whether management is aware of any circumstances under which this policy, through their own initiative, may be changed. Consider adding a risk factor if necessary. If there is a present potential for a related party transaction mentioned above, please explain fully the circumstances under which such a transaction may occur. Please discuss fully the non-arms-length nature of such transactions and disclose whether or not an independent appraisal of the value of the business or company will be obtained in the event a related party transaction is contemplated.

Management`s Discussion and Analysis or Plan of Operation, page 14

47. Please clarify the statement that you do not anticipate requiring any additional funds in the next 18 months. Please reconcile with the eleventh risk factor. Also, clarify, if true, that you will not require any additional funds beyond that to be provided by Mr.
Mercier.

48. Please disclose how the compensation to the outside business advisors will be determined. Is there a range of fees? Have you had any negotiations or agreements, preliminary or otherwise, with any outside business advisors? We may have further comment.

49. You state that securities owned by Mr. Mercier will not be sold in any business combination transaction without affording all of your shareholders a similar opportunity. Please add disclosure stating that Mr. Mercier paid a significantly lower amount for his shares than other shareholders and may sell at a much lower price than the price in this offering.

50. Please clarify throughout the prospectus whether Mr. Mercier will loan the money to the company or will simply provide this funding as a contribution of capital.

Your Rights and Substantive Protections Under Rule 419, page 18

51. Clarify in the first bulleted point that offering proceeds will be deposited promptly in the escrow account. See Rule 419(b)(1)(i) of Regulation C.

52. Disclose all material terms of the escrow agreement. For instance, clarify that these funds are to be deposited into and FDIC insured depository institution. Also, clarify, if true, that no interest or dividends will be earned on the escrowed funds by either investors or the company. See also the indemnification provision and the fees and expenses to be paid to the escrow agent.

53. Please clarify the statement, "[purchasers] shall have voting rights, if any, with respect to securities held in their names, as provided by applicable state law." Disclose and explain the applicable state law.

54. Please remove the reference to a copy of the escrow agreement being filed as an exhibit unless the escrow agreement will be provided to investors with the registration statement.

55. The statement, "[w]e will use a significant portion of the net proceeds of this offering to search for, analyze, merge, acquire or participate a business . . ." appear to contradict other parts of the disclosure. Please revise.

Description of Property, page 21

56. Please provide the disclosure required by Item 102(a) of Regulation S-B, including a description of the property and, if the company does not have complete ownership of the property listed, describe such limitations on ownership. Also confirm that the address provided on the facing page of the registration statement is currently the physical address of the company`s principal executive offices. We may have further comment.

Management, page 22

57. Please disclose the amount and percent of time Mr. Mercier will devote to M.E.R. Corp.

Plan of Distribution, page 26

58. Please reconcile the termination date of the offering.  This section indicates the offering terminates on midnight Mountain Standard Time on the last day of the filing. The escrow agreement indicates the close of regular banking hours. Also, the escrow agreement does not include the provision regarding the termination date falling on a holiday or weekend.
59. Please disclose the term of the offering and the extension.

60. We note the statement that "no securities will be issued to the public investors until such time as the funds are deposited in the escrow account." We direct your attention to Rule 419(b)(3) of Regulation C, which requires the escrow of the securities.

61. Please address whether Mr. Mercier is subject to a statutory disqualification. See Rule 3a4-1(a)(1) for guidance.

Exemption from State Registration, page 27

62. You should disclose the states in which the securities may be sold in this primary offering. You should also identify the states in which you have applied to register your securities, or have obtained or will seek to obtain an exemption from registration. Further, please advise on the status of your state registration and please confirm with us that you have cleared all state comments before effectiveness of the registration statement.

Financial Statements - Comments

Selected Financial Data

63. "Audited", at the head of the column should be deleted, since the specific data in this table is not audited, but is obtained from the audited financial statements elsewhere in the prospectus.

Independent Auditor`s Report

64. We suggest that the "Independent Auditor`s Report" be titled as "Report of Independent Registered Public Accounting Firm" as illustrated in PCAOB Auditing Standard No. 1.

Consent

65. Provide a current consent of the Independent Auditors in any amendment to the registration statement.

Part II
Recent Sales of Unregistered Securities, page II-3

66. Please disclose which rule under Regulation D you relied up for the private transaction.

67. Please provide the undertaking required by Item 512(e) of Regulation S-B.


Signatures

68. Please also have Mr. Mercier sign in the capacity of controller or
principal financial officer.   See instructions for signatures in Form
SB-2.

Exhibits
Legality Opinion

69. Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and reported decisions interpreting those laws.


Subscription Agreement

70. We note in paragraph one that the execution of the subscription agreement is an irrevocable offer to purchase the number of shares covered by the subscription agreement. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares. We may have further comment.

71. The representations specified in paragraphs 2(a), 2(b), 2(c), 5
(III), 5(VI), 5(VII), 5(VIII), and 5(IX) should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

72. We note the statement in paragraph 2(d) that the shares have not been registered pursuant to the Securities Act of 1933. Please revise or advise in light of this registration statement.

73. We note that the subscription agreement contains an indemnification paragraph in paragraph 3. Include at the end of the indemnification paragraph the undertaking in the first sentence of
Item 512(e) of Regulation S-B.

Escrow Agreement

74. The escrow agreement currently only covers the deposit of the funds into an escrow account. We direct your attention to Rule 419(b)(3) of Regulation C, which also requires the deposit of securities in the escrow or trust account promptly upon issuance. Please revise.



Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Solomon Cromwell at (202) 942-2876 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Yuna Peng at (202) 942-1917, or Pamela Howell, who supervised the review of your filing, at (202) 942-1954.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	William D. O`Neal
	Fax (602) 267-3855



M.E.R. Corporation
October 22, 2004
Page 1